SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 31, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated May 31, 2018: Nokia announces a change in the composition of the Nokia Group Leadership Team

Nokia announces a change in the composition of the Nokia Group Leadership Team

Nokia Corporation

Stock Exchange Release
May 31, 2018 at 13:15 (CET +1)

Nokia announces a change in the composition of the Nokia Group Leadership Team

•                  Nokia appoints Maria Varsellona as president of Nokia Technologies in addition to her current role as Chief Legal Officer

•                  Gregory Lee, the current Nokia Technologies president, to leave the company

Espoo, Finland - Nokia today announced that the president of Nokia Technologies, Gregory Lee, will leave the company following the closure of the Digital Health business sale. Lee will be replaced by Maria Varsellona, who remains Chief Legal Officer and continues to report to Nokia President and Chief Executive Officer Rajeev Suri as a member of Nokia’s Group Leadership Team.

Lee steps down from the Group Leadership Team effective immediately, and will leave Nokia after a transition period.

“Gregory came to Nokia, made a clear-eyed assessment of our consumer business and incubation activities, and took the bold decision to refocus Nokia Technologies on licensing,” said Rajeev Suri. “As part of that effort, he assessed strategic options for Digital Health, which led to the sale of that business. Given that, we have agreed that his work at Nokia is done. He leaves the company with my great appreciation and thanks.”

“I look forward to working together with Maria as we continue to further build Nokia’s licensing business,” Suri added. “I am also pleased that Barry French, Nokia’s Chief Marketing Officer, has agreed to replace Gregory on the Board of HMD Global, our partner for Nokia branded mobile phones.”

Gregory Lee said: “I am proud of the fact that I leave Nokia Technologies as a stronger and more focused organization, strategically aligned to make a meaningful impact on Nokia’s business performance. I am thankful for my time at Nokia and wish the team continued success.”

Following the departure of Lee, Nokia’s Group Leadership Team consists of the following members: Rajeev Suri, Basil Alwan, Hans-Juergen Bill, Kathrin Buvac, Ashish Chowdhary, Joerg Erlemeier, Barry French, Sanjay Goel, Bhaskar Gorti, Federico Guillén, Kristian Pullola, Sri Reddy, Marc Rouanne, Maria Varsellona and Marcus Weldon.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

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Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate; 3) our ability to maintain our existing sources of intellectual property-related revenue, establish new sources of revenue and protect our intellectual property from infringement, 4) our ability to retain, motivate, develop and recruit appropriately skilled personnel, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
Title: Vice President, Corporate Legal